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                                                                      EXHIBIT 14

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FOR IMMEDIATE RELEASE                          GENERAL HOST CORPORATION CONTACT:
                                               Robert M. Lovejoy
                                               Vice President and Treasurer
                                               (313) 366-8400
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                            GENERAL HOST CORPORATION
                          RECEIVES SENIOR NOTE CONSENT

Stamford, CT, December 10, 1997--General Host Corporation (NYSE: GH), today announced that in connection with its tender offer for its 11-1/2% Senior Notes due 2002 (the "Senior Notes"), it received sufficient consents as of 5:00 p.m. on December 9, 1997 to amend the terms of the indenture under which the Senior Notes were issued. The amendments will take effect, subject to the satisfaction or waiver of the conditions to the tender offer for the Senior Notes, when the tendered Senior Notes are accepted for payment.

The consents were sought in connection with a tender offer that was first announced on November 24, 1997 to purchase for cash all $78,000,000 in aggregate principal amount of General Host's Senior Notes. The tender offer and consent solicitation are being conducted in connection with a tender offer by Cyrus Acquisition Corp. for all outstanding common stock of General Host pursuant to a merger agreement between General Host and Cyrus Acquisition Corp.

The purchase price for the Senior Notes is $1,056.25 per $1,000 principal amount, of which $20.00 per $1,000 constitutes a consent payment that will be paid only for notes tendered on or prior to the above time and date. In addition, tendering note holders will receive accrued but unpaid interest up to, but excluding, the payment date. Settlement is expected to occur on December 29, 1997. The Senior Notes tender offer will expire at 12:00 midnight, New York City time, on Tuesday, December 23, 1997, unless extended.

General Host is the operator of Frank's Nursery & Crafts, Inc., the nation's largest chain of specialty retail stores devoted to the sale of lawn and garden products, crafts, Christmas merchandise and pet food and supplies--including more than 200 different proprietary lawn and garden products. The Company operates 258 stores in 15 states, mostly in the east and midwest.

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